Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

The following message from ACE European Group President Andrew Kendrick was sent to ACE European Group employees on July 2, 2015.

Dear Colleagues

We always say that ACE is a company that never stands still. If ever we needed proof of this it is yesterday’s announcement, which marks a further milestone in our growth journey.

By now you have seen Evan’s note and will be forming your own questions about what the acquisition of Chubb means for your markets, your business area and for your team. Integrations such as this take time. There is a lot of work ahead and it is too early to be able to answer every question. However, you should have received an invitation for the employee conference call to be hosted by Evan today at 3pm London time/ 4pm CET. Please make every effort to join and begin the discussion on what this means for us.

Details can be found here and those of you in Leadenhall should join us in the training room.

Let me also give you my own reaction briefly. And let me start by saying that I am tremendously excited by this news.

First, it will give us even greater market strength and presence. This is true not only in the US, where the Chubb brand is very powerful. It is also true in our region because of the complementary strengths that we both enjoy across different products, distribution channels and customer segments. To give you a flavour, Chubb has operations in 25 countries and ten of those are in Europe. It has presence in commercial and financial lines and in personal, accident and health and travel insurance. Make no mistake, we will benefit from this.

Second, I have got to know many people from Chubb over the years. I can honestly say that I have found them all good, smart people. What’s more, I think we have a lot in common, not least a disciplined underwriting culture and a commitment to do the right thing. I believe we are a good fit, and that we will all enormously benefit from the expertise and experience of our future colleagues. Clearly, judging by the reaction of analysts and the stock market today, they agree, which is enormously satisfying to see.

As we all digest the news, I would ask everyone to take a common-sense approach. Please be respectful in what you say about your peers at Chubb and avoid approaching them specifically to discuss the acquisition. In your conversations with brokers and clients, be proud and positive and avoid speculating on next steps or the future shape of the business. As always, with any journalist or media enquiries please take them directly to your local Communications representative. And avoid sharing internal messaging outside the organisation.

Most importantly of all, please continue doing what you are doing. Be focused. We simply cannot afford to be distracted from working towards the ambitious targets we have set ourselves for 2015. Of course, over time, as the integration progresses, there may be some subtle shifts in our strategy, but we will communicate this at the appropriate time. For now, it absolutely is business as usual.

So, please join in me in embracing the start of an exciting new future for ACE in Europe and in participating on our call today. For my part, I certainly promise to update you as we make progress.

Regards

Andrew Kendrick

President

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally;

the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.